Filed Pursuant to Rule 433

Free Writing Prospectus

Registration Nos. 333-211985 and 333-211985-01

November 28, 2017

PRICING TERM SHEET

LIFE STORAGE LP

Pricing Term Sheet

$450,000,000 3.875% Senior Notes due 2027

Fully and Unconditionally Guaranteed by Life Storage, Inc.

This pricing term sheet supplements, and should be read in conjunction with, the preliminary prospectus supplement dated November 28, 2017 (the “Preliminary Prospectus Supplement”) of Life Storage LP and the accompanying prospectus dated June 13, 2016 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Life Storage LP

Guarantor:	Life Storage, Inc.

Expected Ratings: (Moody’s / S&P)*:	Baa2 / BBB

Security Type:	Senior Unsecured Notes

Pricing Date:	November 28, 2017

Settlement Date:	December 7, 2017 (T+7)

Maturity Date:	December 15, 2027

Interest Payment Dates:	June 15 and December 15 of each year, beginning on June 15, 2018

Principal Amount:	$450,000,000

Public Offering Price:	99.523% of the principal amount

Benchmark Treasury:	2.250% due November 15, 2027

Benchmark Treasury Price / Yield:	99-08+ / 2.333%

Spread to Benchmark Treasury:	+160 basis points

Yield to Maturity:	3.933%

Coupon:	3.875%

Optional Redemption Provisions:

Make-Whole Call: Par Call:	Prior to September 15, 2027, T+25 basis points On or after September 15, 2027

CUSIP / ISIN:	53227J AA2 / US53227JAA25

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. SunTrust Robinson Humphrey, Inc. Jefferies LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC HSBC Securities (USA) Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Life Storage LP and Life Storage, Inc. have filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in the registration statement and any other documents the issuer or guarantor has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by contacting: Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, by telephone at 1-800-645-3751 or by email at wfscustomerservice@wellsfargo.com; Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-800-831-9146 or by email at prospectus@citi.com; or SunTrust Robinson Humphrey, Inc., 303 Peachtree Street, Atlanta, GA 30308, Attention: Prospectus Dept, by telephone at 1-800-685-4786 or by email at STRHdocs@SunTrust.com.